
Mail Stop 4561

September 27, 2017

Larry Page
Chief Executive Officer
Alphabet, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Alphabet, Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed July 25, 2017**
> **Response dated August 25, 2017**
> **File No. 001-37580**

Dear Mr. Page:

We have reviewed your August 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2017 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Revenues

Revenue Recognition, page 9

1. We note your response to prior comment 1. Please provide us your analysis of principal versus agent considerations for advertising inventory sourced through third-party exchanges. In this regard, please more fully explain why you have the sole ability to

monetize the advertising inventory when your bid clears the third-party exchange. Please clarify how you considered whether the customer to which the advertising inventory is transferred is identified at the time your bid clears the third-party exchange. Reference ASC 606-10-55-36 through 55-40.

2. We note your response to prior comment 4 and have the following additional comments:

- Your response does not specifically address how you considered information that is regularly reviewed by the chief operating decision maker for evaluating performance of operating segments as well as other information that you use to evaluate your financial performance or make resource allocations in selecting they type of categories to present. Please provide us with this analysis. In addition, please tell us if this information presents revenue in a manner that is further disaggregated than your current disclosures. If so, please tell us why you did not present this information in your disclosures. Reference ASC 606-10-55-90 (b) and (c).

- Please provide us with a more specific and comprehensive discussion of what consideration you gave to presenting your advertising revenues on a more disaggregated basis. In this regard, we note your disclosures regarding growth in mobile searches and growth in video advertising. Please provide us with your analysis of how your various device types and properties are impacted by economic factors. Reference ASC 606-10-55-89.

Note 15. Information about Segments and Geographic Areas, page 28

3. We are continuing to evaluate your response to prior comment 6, and may have additional comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services